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                UNITES STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



       FORM 10SB/2A GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES AND
                              EXCHANGE ACT OF 1933



                      COMBINED PROFESSIONAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

Nevada                                      88-0346441
(State of organization)                     (I.R.S. Employer Identification No.)

1004 Coral Isle, Las Vegas, NV 89108
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 217-1921

Registrant's Counsel: David H. Jarvis, Esq., 31555 West Fourteen Mile Road, Suite 212, Farmington Hills, Michigan, 48334, (248) 865-6000

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.001 per share

ITEM 1. DESCRIPTION OF BUSINESS


                                   BACKGROUND

Combined Professional Services, Inc. (the "Company" or the "Registrant") is a Nevada corporation formed on October 11, 1995. Its principal place of business is located at 1004 Coral Isle, Las Vegas, NV 89108. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies. The Company has been in the developmental stage for virtually its entire existence, and has had only a limited operating history.

The Company was incorporated by Cathy Souers. Founders' shares were issued to Cathy Souers and Diana Hewitt, both of whom constituted the original board of directors of the


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Company. Ms. Souers was issued 20,000 shares of common stock for $100, and Diana
Hewitt received 10,000 shares of common stock for $50, both in October, 1995. (These shares are accounted for on a pre-split basis, with the appropriate adjustment described hereinafter.) Such shares were issued in reliance on section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Company issued 19,000 shares of common stock (pre-split), pursuant to section 4(2) of the Securities Act to 19 purchasers in October 1995. In July, 1998, the Company repurchased a total of 29,000 of the shares (pre-split) owned by the two founders (19,500 from Ms. Souers and 9,500 from Ms. Hewitt) for a total of $145. On July 17, 1998, the Company authorized a 100:1 forward split of its common stock. Subsequently, Ms. Souers then transferred a total of 7,200 of her shares (post-split) to 8 family members and business acquaintances. After the split, Gehrig Ironite, Inc., a company controlled by Ms. Souers, purchased a total of 200,000 shares of common stock for $10,000, in reliance upon the exemption provided by section 4(2) of the Securities Act.

        Incorrectly stated in the First Amended Registration Statement, and as correctly reflected in this Amendment, the Private Purchasers purchased their interest in the Company via an exemption afforded by Section 4(2) of the Securities Act (not Rule 504). In sum total, 19 persons purchased 19,000 shares in the 4(2) transactions. At such time, the Private Purchased owned 19,000 of 49,000 issued shares. This easily equates to 38.77% of the Company's issued and outstanding shares. Conversely, Ms. Souers and Hewitt owned the balance, or 61.23%.

        As aforesaid, the Company repurchased some founders from Ms. Souers and Hewitt. Ms. Souers sold to the Company 19,500 shares for the sum of $97.50. Ms. Hewitt sold to the Company 9,500 shares for the sum of $47.50. Thereafter, each retained 500 shares. At this time, Ms. Souers retained an ownership interest in 500 of 20,000 issued and outstanding shares. Such amount equating 2.5%. Further, Ms. Hewitt retained an ownership interest in 500 of 20,000 issued and outstanding shares. Such amount equating 2.5%. Ms. Souer's interest was diluted by 58.73%, while Ms. Hewitt's interest was diluted by 36.27%.

        As aforesaid, thereafter, the Company's stock was subject to a forward split of 100 to 1. Immediately subsequent, Gehrig Ironite purchased 200,000 Company shares for $10,000. At this juncture, Ms. Souers owned 250,000 of 2,200,000 issued and outstanding shares, or 11.36%. Ms. Hewitt's interest was moderately diluted to 2.3%. The rationale for this transaction and the additional dilution of Ms. Hewitt's interest is simple. The Company was in need of operating capital. Ms. Souers, through Gehrig Ironite, was able to make a capital contribution to the Company. Ms. Hewitt, at this time, was unable to make an additional contribution, and as such, consented to the additional moderate dilution of her interest. Both Ms. Souers and Ms. Hewitt recognized that any additional capital contribution, absent the forgoing, would have had a dramatic dilutive effect on the Private Purchasers. Accordingly, to foster the best interest of the Company and attempt to increase the potential and/or actual shareholder value of the Private Purchasers, Ms. Souers and Hewitt agreed to:
(a) have the Company repurchase all but 500 of their founders' shares; (b) resolve a 100 to 1 forward split; and (c) allow the investment of necessary capital by Gehrig Ironite. Such agreement is reflected in the Minutes of a Special Meeting of Stockholders of the Company dated July 27, 1998.


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The ultimate source of the $10,000 invested by Gehrig Ironite was Cathy Souers,
Gehrig's sole shareholder, officer and director. Ms. Souers is also a founder, the President and a Director of the Company.

The Company was originally developed to provide secretarial services to other companies. The Company was unable to secure financing to complete this endeavor, and its original business plan was abandoned. The primary activity of the Company currently involves seeking a company or companies that it can acquire or with whom it can merge. The Company has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

The Board of Directors has elected to begin implementing the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.


                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to


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seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See Item 5.

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest


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and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK OF DIVERSIFICATION. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing in or trading securities, of any variety, issued by any domestic or foreign company. The Company does not anticipate being a passive investor in any entities, ventures, or perceived opportunities.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors


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of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

DISADVANTAGES OF BLANK CHECK COMPANY. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue


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to restrict the trading or resale of blind-pool or "blank-check" securities.
Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.


                           PLAN OF OPERATION - GENERAL

The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

The Company may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of


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a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially


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any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.


                            SOURCES OF OPPORTUNITIES

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. From time to time, the Company may engage the services of consultants and or other outside professionals for their assistance in locating and evaluating appropriate business opportunities. In this regard, a Board of Directors meeting was held on August 10, 1998, wherein it was resolved that the Company engage the services of Richard A. May as a consultant to provide and formulate development criteria for proposed acquisitions by or of companies with viable operating businesses that have been profitable for, at least, such companies prior 24 months of operation. It was also approved that Mr. May travel to Guatemala to engage in a review of certain candidates within such Country. The Company provided Mr. May with a lump sum payment of $5,000.00 to be utilized in this regard.

Richard A. May is not related to management and is not a stockholder in the Company.

Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. Other than Mr. May, it is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.


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The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.


                           EVALUATION OF OPPORTUNITIES

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see Item 5). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;

1.    the available technical, financial and managerial resources

2.    working capital and other financial requirements

3.    history of operation, if any

4.    prospects for the future

5.    present and expected competition

6. the quality and experience of management services which may be available and the depth of that management

7.    the potential for further research, development or exploration

8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company

9.    the potential for growth or expansion

10.   the potential for profit

11. the perceived public recognition or acceptance of products, services or trades

12.   name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders


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must, therefore, depend on Management to identify and evaluate such risks.
Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.) Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.


                          ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the


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owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

The manner in which the Company participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shares in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

From inception through September 29, 1999, the Company received $1,100.00 from its officers and directors. On September 30, 1999, Ms. Souers provided the Company with an additional $2,730.00 capital infusion. Subsequent to inception, $950.00 was raised by the Company in accordance with an offering pursuant to and in accordance Section 4(2) of the Securities Act. This $950.00 was raised from 19 non-accredited investors. On July 17, 1998, Gehrig Ironite, Inc., purchased 200,000 (post-split) shares of the Company's common stock in a private transaction for $10,000.00. Ms. Souers is the President of Gehrig Ironite, Inc. (SEE ITEM 7)

On or about September 10, 1999, the Company received $3,273.20 in accordance with the terms and provisions of a Promissory Note between the Company and Mojave Southern, Inc., dated August 14, 1998, whereby the Company loaned Mojave Southern, Inc., $3,000.00 with an effective interest rate of 8% per annum. The terms and provisions of the Promissory Note, Exhibit 99 hereto, are incorporated by reference. There are no inter-relationships, including no interlocking officers and no interlocking directors, between the Company and Mojave Southern,

Inc. The President of Mojave Southern, Inc., Vivian Nehls (f/k/a Vivian Hermann) is, however, a minority shareholder of the Company as she participated in the Company's Section 4(2) offering.


                                   COMPETITION

The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at significant competitive disadvantage vis-a-vis the Company's competitors.


                              YEAR 2000 COMPLIANCE

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.


                             REGULATION AND TAXATION

The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. The Company does not intend to engage in, and will not engage in, activities that would render the Company subject to the Investment Company Act of 1940.

The Company intends to structure a merger or acquisition in such manner as to minimize Federal and State tax consequences to the Company and to any target company.


                                    EMPLOYEES

The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See Item 5).

ITEM 3. DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property at this time. The Company does have the use of a limited amount of office space provided by Ms. Souers, a director and officer, at no cost to the Company, and Management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This is a verbal agreement between Ms. Souers, a director and officer, and the Board of Directors.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to the Company, as of August 31, 1998, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. Note that Cathy Souers is the beneficial owner of 200,000 shares issued to Gehrig Ironite, Inc., a company in which she is the president and sole shareholder, and another 5,000 shares that are owned by Mandy Souers, her daughter.

Beneficial Owners of Five Percent of More

   Title of Class    Name/Address                        Shares               Percentage
                     of Owner                            Beneficially Owned   Ownership
   Common            Jose F. and Vilma Garcia            160,000              7.27%
                     3655 Campbell
                     Las Vegas, NV 89129

   Common            Ray and Netta Girard                184,400              8.38%
                     3153 Bel Air Dr.
                     Las Vegas, NV 89109

   Common            Cathy Souers                        247,800              11.26%
                     1004 Coral Isle Way
                     Las Vegas, NV 89108

   Common            Diana C. Hewitt                     50,000               2.27%
                     530 Delfern Lane
                     Las Vegas, NV 89108

   Common            Total owned by officers and         297,800              13.54%
                     directors (2 individuals)


Beneficial Ownership by Management

   Title of Class    Name/Address                        Shares               Percentage
                     of Owner                            Beneficially Owned   Ownership
   Common            Cathy Souers                        247,800              11.26%
                     1004 Coral Isle Way
                     Las Vegas, NV 89108

   Common            Diana C. Hewitt                     50,000               2.27%

                     530 Delfern Lane
                     Las Vegas, NV 89108

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:

   Name/Address                          Age        Position
   Cathy Souers                          47         President
   1004 Coral Isle
   Las Vegas, NV 89109

   Diana C. Hewitt                       54         Secretary
   1004 Coral Isle
   Las Vegas, NV 89109

Cathy Souers; President/Treasurer/Director

Cathy Souers has been with the company since inception. She has A B. S. degree in Education and a B.A. degree in Accounting. She taught in public and private schools for many years, operated her own small business and is currently President of Gehrig Ironite, Inc., a business consulting services company that offers the following services: Articles of Incorporation, Resident Agent Services and Secretarial Services.

WORK EXPERIENCE

3-95 to present
President of Gehrig Ironite, Inc.
Las Vegas, NV 89108

Gehrig Ironite, Inc. is a professional resident agent and incorporation service in the State of Nevada.

Nevada Cooperative Extension

Las Vegas, Nevada
5-92 to 2-95

Vocational Education Instructor. Taught independent living skills to foster youth ages 15 1/2 and up. Volunteer coordinator for Foster Mentor Program. Recruit, train, screen, monitor and match volunteers from the community with adolescent foster youth to help with independent living skills.

Hebrew Academy
Las Vegas, Nevada
8-91 to 5-92

Spanish Teacher (K-8).

Clark County School District
Las Vegas, Nevada
8-90 to 8-91

Substitute school teacher.

Gadsden Independent School District
Gadsden, New Mexico

8-89 to 8-90

Teacher, 9th grade language arts for under-achievers (Title II program). Assistant baseball coach.

Charter Hospital
Santa Teresa, New Mexico
6-88 to 8-89

Teacher. Secondary math with emotionally disturbed and/or chemically-dependent adolescents.

Clinton Independent School District
Clinton, Texas
8-85 to 5-88

Teacher, 6th and 7th grade English.

Upper Valley Package Store
El Paso, Texas
1978 to 7-85

Owner/operator.

Diana C. Hewitt; Secretary/Director

Diana C. Hewitt has also been with the company since inception. From 1996 to 1998, she was the manager of the pit clerical department that deals with gaming audit and cash compliance at the Mirage Hotel & casino. In 1998, she transferred to the newly opened Bellagio Hotel & Casino as the manager of the pit clerical department.


                    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Jose F. Garcia, individually, is the owner and holder of 60,000 shares, or 2.73% of the Company's common stock. Vilma Garcia, the wife of Jose F. Garcia, is the owner and holder of 100,000 shares, or 4.55% of the Company's common stock. Together, Mr. and Mrs. Garcia possess 160,000 shares, or 7.27% of the Company's common stock.

On or about June 9, 1998, the United States Securities and Exchange Commission filed an enforcement proceeding in San Diego California against Global Timber Corporation, Stephen J. Sand, Jose F. Garcia, Jonathon Bentley-Stevens, David A. Kirk, and Pamela J. Vega. The Commission alleged that, from at least November 1995 through December 1996, Global Timber Corporation and certain officers and directors misrepresented to the public that Global Timber had the right to harvest certain timber located in the Philippines. By this misrepresentation, Global Timber grossly overstated its financial condition.

The Commission asked the Federal Court to permanently enjoin the Defendants from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Commission Rule 10b-5, and impose a civil penalty against Sand, Garcia, Stevens, Kirk and Vega.

Mr. Jose F. Garcia consented, without admitting or denying the allegations in the complaint, to the entry of a judgment of permanent injunction enjoining him from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and imposing a civil penalty of $25,000.00.


                             BLANK CHECK EXPERIENCE

Neither of the officers or directors have any experience with blank check companies. There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

        MR. JOSE F. GARCIA

Mr. Jose F. Garcia, a minority shareholder, has been involved as an officer ,director, resident agent and/or shareholder with five other blank check companies which have completed some form of corporate reorganization. Such companies are Tee-Rifik, Inc., Jo-Lee Corporation, Nevada Commercial Management, Inc., Abercrombie, Inc., and Essential Technologies, Inc.

Tee-Rifik, Inc. Mr. Garcia acted as Resident Agent and was a minority shareholder of 120,000 shares (less than 5% of the issued and outstanding shares). The company became public through

Rule 144(k). In 1998, the company completed a reverse merger with Shop TV, Inc., a television and Internet shopping company based in Boca Raton, Florida. The combined company, upon information and belief, currently trades on the OTC Bulletin Board.

Jo-Lee Corporation. Mr. Garcia acted as Secretary and a Director who, at one time, held 1,135,000 shares or 12.1% of the then issued and outstanding common shares. The company became public through Rule 144(k). In 1995, the company acquired certain lumber assets. At that time, the name of the company was changed to Global Timber Corporation. Mr. Garcia resigned from the company in 1997. Upon information and belief, shares of Global Timber Corporation are no longer traded.

Nevada Commercial Management, Inc. Mr. Garcia acted as Resident Agent for Nevada Commercial Management, Inc. In 1998, the company completed a reverse merger with Aviation Industries, Inc. Upon information and belief, shares of Aviation Industries, Inc., are currently traded on the OTC Bulletin Board.

Abercrombie, Inc. Mr. Garcia held 100,000 or 4.5% of the issued and outstanding common shares of Abercrombie, Inc. The company became public through Rule 144(k). In 1995, the company completed a reverse merger with Spectre Motor Cars, a company based in the United Kingdom. Upon information and belief, shares of the company are currently traded on the OTC Bulletin Board.

Essential Technologies, Inc. Mr. Garcia held 270,000 or 1.4% of the issued and outstanding shares of Essential Technologies, Inc. The company underwent a reverse merger and changed its name to Forbidden City, Inc. Later, another name change occurred and the surviving entity became known as Quill Industries, Inc. The common shares of Quill Industries, Inc., upon information and belief, are currently traded on the OTC Bulletin Board.

Additional information with respect to the above entities is not readily available to Mr. Garcia, as Mr. Garcia is no longer affiliated, in any way, with such entities and does not have access to their books and records. Further, Mr. Garcia has had additional experience with other public companies, that were not blank check companies, that were involved in mergers and/or acquisitions.

        MR. RAYMOND M. GIRARD

Mr. Raymond M. Girard, a minority shareholder, has been involved as an officer, director, resident agent and/or shareholder with four other blank check companies which have completed some form of corporate reorganization. Such companies are Jo-Lee Corporation, Sedgewicke Business Alliance, Inc., Abercrombie, Inc., and Essential Technologies, Inc.

Jo-Lee Corporation. Mr. Girard acted as Resident Agent and at one time held 236,250 or 2.5% of the then issued and outstanding common shares. Jo-Lee Corporation became public through Rule 144(k). In 1995, the company acquired certain lumber assets. At that time, the name of the company was changed to Global Timber Corporation. Upon information and belief, shares of Global Timber Corporation are no longer traded.

Sedgewicke Business Alliance, Inc. Mr. Girard acted as Resident Agent, President, and as a Director of the company. At one time, Mr. Girard owned 100,000 or 5% of the then issued and outstanding common shares. The company become public through Rule 144(k). In 1995, the company completed a reverse merger with American Casinos International, Inc. At that time, Mr. Girard resigned as an Officer and Director of the company. The company has since changed its name to Enterprise Solutions, Inc. Upon information and belief, the company is currently traded on the OTC Bulletin Board.

Abercrombie, Inc. Mr. Girard held 100,000 or 4.5% of the issued and outstanding common shares of Abercrombie, Inc. The company became public through Rule 144(k). In 1995, the company completed a reverse merger with Spectre Motor Cars, a company based in the United Kingdom. Upon information and belief, shares of the company are currently traded on the OTC Bulletin Board.

Essential Technologies, Inc. Mr. Girard was the Resident Agent, Secretary and a Director of the company. At one time, Mr. Girard owned 408,331 or 2% of the then issued and outstanding common shares. The company become public through Rule 144(k). Essential Technologies, Inc., underwent a reverse merger and changed its name to Forbidden City, Inc. At that time, Mr. Girard resigned as an Officer and Director. Later, Forbidden City, Inc., changed its name to Life Industries. Subsequently, Life Industries changed its name to Quill Industries. Upon information and belief, shares of Quill Industries are currently traded on the OTC Bulletin Board.

Additional information with respect to the above entities is not readily available to Mr. Girard, as Mr. Girard is no longer affiliated, in any way, with such entities and does not have access to their books and records. Further, Mr. Girard has had additional experience with other public companies, that were not blank check companies, that were involved in mergers and/or acquisitions.


                              CONFLICTS OF INTEREST

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


                         INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities.

ITEM 6. EXECUTIVE COMPENSATION

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company. (SEE ITEM 2)

On July 13, 1998, the Company purchased 19,500 shares from Cathy Souers and 9,500 shares from Diana Hewitt. The such 29,000 shares were purchased for a total of $145.

On July 17, 1998, Gehrig Ironite, Inc., purchased 200,000 shares of common stock from the Company for $10,000.00 Ms. Souers is the President of Gehrig Ironite, Inc., and an officer and director of the Company.

        Rule 405 of Regulation C defines a promoter as follows:

               Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly, takes initiative in founding and organizing the business or enterprise of an issuer; or

               Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services or property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

        Further, Item 404(d) of Regulation S-B provides as follows:

        Transactions with promoters: Issuers organized within the past five years shall:

        1. State the names of the promoters, the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from the issuer and the nature and amount of any assets, services or other consideration therefore received or to be received by the registrant; and

        2. As to any assets acquired or to be acquired from a promoter, state the amount at which the assets were acquired or are to be acquired and the principle followed or to be followed in determining such amount and identify the persons making the determination and their relationship, if any, with the registrant or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter.

        The instructions to item 404 provide further, in pertinent part, that:

               A person does not have a material indirect interest in a transaction within the meaning of this item where the interest arises only:

               From such person's position as a director of another corporation or organization which is a party to the transaction and/or

               From the total ownership (direct or indirect) by all specified persons of less than a 10% equity interest in another person which is a party to the transaction ...

        Via a subscription agreement executed on October 26, 1995, Mr. Raymond
M. Girard purchased 1000 common shares of the Company for $50.00. At such time, Mr. Girard's interest amounted to 2.04%.

        Via a subscription agreement executed on October 19, 1995, Netta Girard (the spouse of Mr. Raymond M. Girard) purchased 1000 common shares of the Company for $50.00. At such time, Mrs. Girard's interest amounted to 2.04%.

        At this time, Mr. And Mrs. Raymond M. Girard possessed a combined interest in the amount of 4.08%.

        Via a subscription agreement executed on October 19, 1995, Mr. Jose F. Garcia purchased 1000 common shares of the Company for $50.00. At such time, Mr. Garcia's interest amounted to 2.04%.

        Via a subscription agreement executed on October 19, 1995, Vilma Garcia (the spouse of Mr. Jose F. Garcia) purchased 1000 common shares of the Company for $50.00. At such time, Vilma Garcia's interest amounted to 2.04%.

        At this time, Mr. and Mrs. Jose F. Garcia possessed a combined interest in the amount of 4.08%.

        In July 1998, the Company repurchased some founders from Ms. Souers and Hewitt. Ms. Souers sold to the Company 19,500 shares for the sum of $97.50. Ms. Hewitt sold to the Company 9,500 shares for the sum of $47.50. Thereafter, each retained 500 shares. At this time, Ms. Souers retained an ownership interest in 500 of 20,000 issued and outstanding shares. Such amount equating 2.5%. Further, Ms. Hewitt retained an ownership interest in 500 of 20,000 issued and outstanding shares. Such amount equating 2.5%.

        Concomitant with the share repurchase, the Company authorized a 100 to 1 forward stock split. Then, as part of a series of transactions authorized and executed on the same day, Gehrig Ironite, an entity controlled by Ms. Souers (Ms. Souers is the sole shareholder, officer and director of Gehrig Ironite), purchased 200,000 common shares of the Company for $10,000.

        The rationale for this series of transactions is simplistic. The Company was in need of operating capital. Ms. Souers, through Gehrig Ironite, was able to make a capital contribution to the Company. Ms. Hewitt, at this time, was unable to make an additional contribution, and as such, consented to the additional moderate dilution of her interest. Both Ms. Souers and Ms. Hewitt recognized that any additional capital contribution, absent the forgoing, would have had a dramatic dilutive effect on the Private Purchasers. Accordingly, to foster the best interest of the Company and the not deprive the Private Purchasers of any potential or actual shareholder value, Ms. Souers and Hewitt agreed to: (a) have the Company repurchase all but 500 of their founders' shares; (b) resolve a 100 to 1 forward split; and (c) allow the investment of necessary capital by Gehrig Ironite. Such agreement is reflected in the Minutes of a Special Meeting of Stockholders of the Company dated July 27, 1998.

        Subsequent to the share repurchase, forward split and capital infusion, the interests of the Girards (individually and jointly) and the Garcias (individually and jointly) were impacted as follows:

        Pre-Events                                        Post-Events*
        ----------                                        ------------
        Raymond M. Girard    2.04%                        3.8%
        Netta Girard         2.04%                        4.5%
        Joint Interest       4.08%                        8.3%

        Jose F. Garcia       2.04%                        2.7%
        Vilma Garcia         2.04%                        4.5%
        Joint Interest       4.08%                        7.2%

        *On July 23, 1998, Raymond M. Girard gifted a total of 15,600 shares to five (5) individuals. On July 28, 1998, Jose F. Garcia gifted a total of 40,000 shares to four (4) individuals.

        Via various subscription agreements, all other Private Purchasers purchased 1000 common shares of the Company for $50.00. Subsequent to the share repurchase, forward split and capital infusion, the interests of all other Private Purchasers were impacted as follows:

        Pre-Events                                        Post-Events*
        ----------                                        ------------
        2.04%                                             4.5%

        The increased percentages of the Girard and Garcia interests were identical to the increased interest percentage of all Private Purchasers.

ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not quoted on the over-the-counter market in the United States. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, any of the Company's officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.


                                  MARKET PRICE

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.


                                     HOLDERS

As of August 31, 1998, there were 39 holders of the Company's Common Stock. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. The Company issued 19,000 shares of common stock, pursuant to Section 4(2) in October 1995, and sold 200,000 shares in July 1998 to a company controlled by Ms. Souers.


                                    DIVIDENDS

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.       RECENT SALES OF UNREGISTERED SECURITIES.

On October 1, 1995, in accordance with an exemption from registration provided by Section 4(2) of the Securities Act, the Company privately offered 19,000 shares of its common stock at $.05 per share. On October 27, 1995, the offering was fully subscribed. The Company also relied on an exemption afforded by Nevada Revised Statute 90.530(11).

Although the Company is currently classified as a "blank check" company, as of the date of the offering memorandum, October 1, 1995, the Company was in the business of providing temporary secretarial services. As such, at the time of the private offering, the Company was not classified as a "blank check" company.

With respect to the transfers made by the founders, the Registrant relied on
Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

Even after the business plan is completed, the shares held by the Company's officers and directors, and the shares transferred by Ms. Souers, totaling 300,000 shares, will be restricted from trading freely, other than in accordance with Rule 144 enacted under the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.       DESCRIPTION OF SECURITIES.


                                  COMMON STOCK

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $0.001 per share, of which 2,200,000 are issued and outstanding.

The Company's original issuance to its officers and directors constituted 30,000 shares. Ms. Souers was issued 20,000 shares of common stock for $100, and Diana Hewitt received 10,000 shares of common stock for $50, both in October, 1995. (The original issuance shares are accounted for on a pre-split basis, with the appropriate adjustment described hereinafter.) Such shares were issued in reliance on section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Company issued 19,000 shares of common stock (pre-split), pursuant to Section 4(2), to 19 purchasers in October 1995. In July, 1998, the Company repurchased a total of 29,000 of the shares (pre-split) owned by the two founders (19,500 from Ms. Souers and 9,500 from Ms. Hewitt) for a total of $145. On July 17, 1998, the Company authorized a 100:1 forward split of its common stock. Subsequently, Ms. Souers then transferred a total of 7,200 of her shares (post-split) to 8 family members and business acquaintances. After the split, Gehrig Ironite, Inc., a company controlled by Ms. Souers, purchased a total of 200,000 shares of common stock for $10,000, in reliance upon the exemption provided by section 4(2) of the Securities Act. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13. FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

        The United States Securities and Exchange Commission, and the Federal Securities Laws, allow registrants to incorporate by reference certain disclosures, information and exhibits that have been previously filed with the United States Securities and Exchange Commission. Accordingly, certain financial statements and exhibits that have been previously filed with the United States Securities and Exchange Commission are denoted by an asterisk (*), and are, accordingly, incorporated herein by reference.

Report of Independent Auditor, Kurt D. Saliger, dated October 29, 1999*

Form 10-Q filed with the United States Securities and Exchange Commission as of June 17, 1999*

Report of Independent Auditor Kurt D. Saliger, dated March 12, 1999*

Balance Sheet as of December 31, 1997, and December 31, 1998*

Statement of Operation for the years ended December 31, 1997, and December 31, 1998*

Statement of Stockholders' Equity*

Statement of Cash Flows for the years ended December 31, 1997, and December 31, 1998*

Notes to Financial Statements*

Form 10Q-SB for Period Ending 9/30/99 - Filed Concurrently Herewith

Form 10K-SB for Period Ending 12/31/99 - Filed Concurrently Herewith

EXHIBITS

3.1     Articles of Incorporation*

3.2     By-Laws*

23      Consents of Experts and Counsel

24      Opinion of Counsel

27      Financial Data Schedule

99 Promissory Note between Combined Professional Services, Inc., and Mojave Southern, Inc.*



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Combined Professional Services, Inc.



By:  Cathy Souers, President